Exhibit 23.3

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 4 to the Registration Statement of Resource Apartment REIT III, Inc. on Form S-11 (File No. 333-207740), of our report on the statement of revenues and certain expenses of Payne Place for the year ended December 31, 2015 included in the Current Report on Form 8-K/A filed with the SEC on November 1, 2016 and to the use of our name as it appears under the caption “Experts”. Our report refers to the fact that the statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenue and expenses.

/s/ BAKER TILLY VIRCHOW KRAUSE, LLP

Chicago, Illinois

April 14, 2017